

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 17, 2013

By E-Mail

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **Vivus, Inc.**
> **Definitive Additional Materials filed by First Manhattan Co. et al.**
> **Filed July 17, 2013**
> **File No. 1-33389**

Dear Mr. Weingarten:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

1. We note your response to comment one in our letter dated July 16, 2013; however, we reissue our comment. We note that the polls continue to remain open so that claims made prior to the meeting regarding the results of the solicitation would appear to be inconsistent with Note (d) to Rule 14a-9.

2. Refer to Exhibit 1. We note the following statement: "In addition, unlike you, we have told the SEC the truth about our conduct; we have not been required to make any corrective filings or disclosure on this matter." In future filings, please refrain from implying that the Staff has passed upon the accuracy or completeness of any soliciting material or passed upon the merits or approved any statement by the participants. Refer to Rule 14a-9(b).

Please direct any questions to me at (202) 551-3411.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions